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                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                          SCHEDULE 13D
            Under the Securities Exchange Act of 1934
                        (Amendment No. 4)

                        NEOGEN CORPORATION
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                         (Name of Issuer)

                           COMMON STOCK
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                   (Title of Class of Securities)

                            640491106
                          --------------
                          (CUSIP Number)

  MARK VANDEVELDE, ROSS FINANCIAL CORPORATION, P.O. Box 31363-SMB,
   MIRCO COMMERCE CENTRE, CAYMAN ISLANDS B.W.I., (345) 949-7950
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     (Name, Address and Telephone Number of Person Authorized
               to Receive Notices and Communications)

                        December 30, 1997
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     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box [ ].


                           Page 1 of 17 Pages

---------------------                           ------------------
CUSIP No. 640491106                             Page 2 of 17 Pages
---------------------                           ------------------
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1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

    KENNETH B. DART
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2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)  [X]
                                                        (b)  [ ]
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3.  SEC USE ONLY
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4.  SOURCE OF FUNDS*

    NONE
------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]
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6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    BELIZE
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 NUMBER OF   | 7. SOLE VOTING POWER                    -0-
  SHARES     |----------------------------------------------------
BENEFICIALLY | 8. SHARED VOTING POWER                194,337
  OWNED BY   |----------------------------------------------------
   EACH      | 9. SOLE DISPOSITIVE POWER               -0-
 REPORTING   |----------------------------------------------------
  PERSON     |10. SHARED DISPOSITIVE POWER           194,337
   WITH      |
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11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 These shares are beneficially owned by Ross
194,337 shares   Financial Corporation as to which STS Inc.
                 is the 100% shareholder.  Kenneth B. Dart is the
                 100% shareholder of STS Inc.
------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*
------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    3.157%
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14. TYPE OF REPORTING PERSON*
    IN-INDIVIDUAL





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---------------------                           ------------------
CUSIP No. 640491106                             Page 3 of 17 Pages
---------------------                           ------------------
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1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

    ROSS FINANCIAL CORPORATION
------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)  [X]
                                                        (b)  [ ]
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3.  SEC USE ONLY
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4.  SOURCE OF FUNDS*

    WORKING CAPITAL
------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]
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6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    CAYMAN ISLANDS
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 NUMBER OF   | 7. SOLE VOTING POWER                    -0-
  SHARES     |----------------------------------------------------
BENEFICIALLY | 8. SHARED VOTING POWER                 194,337
  OWNED BY   |----------------------------------------------------
   EACH      | 9. SOLE DISPOSITIVE POWER               -0-
 REPORTING   |----------------------------------------------------
  PERSON     |10. SHARED DISPOSITIVE POWER            194,337
   WITH      |
------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

194,337   shares   These shares are beneficially owned by STS
                   Inc. which is the 100% shareholder.

------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*
------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    3.157%
------------------------------------------------------------------
14. TYPE OF REPORTING PERSON*
    IN-CORPORATION





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---------------------                           ------------------
CUSIP No. 640491106                             Page 4 of 17 Pages
---------------------                           ------------------
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1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

    STS INC.
------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)  [X]
                                                        (b)  [ ]
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3.  SEC USE ONLY
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4.  SOURCE OF FUNDS*

    NONE
------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]
------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    CAYMAN ISLANDS
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 NUMBER OF   | 7. SOLE VOTING POWER                    -0-
  SHARES     |----------------------------------------------------
BENEFICIALLY | 8. SHARED VOTING POWER                 194,337
  OWNED BY   |----------------------------------------------------
   EACH      | 9. SOLE DISPOSITIVE POWER               -0-
 REPORTING   |----------------------------------------------------
  PERSON     |10. SHARED DISPOSITIVE POWER            194,337
   WITH      |
------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

194,337   shares   These shares are beneficially owned by Ross
                   Financial Corporation as to which STS Inc.
                   is the 100% shareholder.
------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*
------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    3.157%
------------------------------------------------------------------
14. TYPE OF REPORTING PERSON*
    IN-CORPORATION




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CUSIP No. 640491106                             Page 5 of 17 Pages
---------------------                           ------------------
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1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

    ROBERT C. DART
------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)  [X]
                                                        (b)  [ ]
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3.  SEC USE ONLY
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4.  SOURCE OF FUNDS*

    NONE
------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]
------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    BELIZE
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 NUMBER OF   | 7. SOLE VOTING POWER                    -0-
  SHARES     |----------------------------------------------------
BENEFICIALLY | 8. SHARED VOTING POWER                194,338
  OWNED BY   |----------------------------------------------------
   EACH      | 9. SOLE DISPOSITIVE POWER               -0-
 REPORTING   |----------------------------------------------------
  PERSON     |10. SHARED DISPOSITIVE POWER           194,338
   WITH      |
------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 These shares are beneficially owned by DCL-RU
194,338 shares   Corporation as to which Flagship Limited
                 is the 100% shareholder.  Robert C. Dart is the
                 100% shareholder of Flagship Limited.
------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*
------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    3.157%
------------------------------------------------------------------
14. TYPE OF REPORTING PERSON*
    IN-INDIVIDUAL





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---------------------                           ------------------
CUSIP No. 640491106                             Page 6 of 17 Pages
---------------------                           ------------------
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1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

    DCL-RU CORPORATION
------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)  [X]
                                                        (b)  [ ]
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3.  SEC USE ONLY
------------------------------------------------------------------
4.  SOURCE OF FUNDS*

    WORKING CAPITAL
------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]
------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    CAYMAN ISLANDS
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 NUMBER OF   | 7. SOLE VOTING POWER                    -0-
  SHARES     |----------------------------------------------------
BENEFICIALLY | 8. SHARED VOTING POWER                 194,338
  OWNED BY   |----------------------------------------------------
   EACH      | 9. SOLE DISPOSITIVE POWER               -0-
 REPORTING   |----------------------------------------------------
  PERSON     |10. SHARED DISPOSITIVE POWER            194,338
   WITH      |
------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

194,338   shares   These shares are beneficially owned by
                   Flagship Limited which is the 100% shareholder.

------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*
------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    3.157%
------------------------------------------------------------------
14. TYPE OF REPORTING PERSON*
    IN-CORPORATION





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CUSIP No. 640491106                             Page 7 of 17 Pages
---------------------                           ------------------
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1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

    FLAGSHIP LIMITED
------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)  [X]
                                                        (b)  [ ]
------------------------------------------------------------------
3.  SEC USE ONLY
------------------------------------------------------------------
4.  SOURCE OF FUNDS*

    NONE
------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]
------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    CAYMAN ISLANDS
------------------------------------------------------------------
 NUMBER OF   | 7. SOLE VOTING POWER                    -0-
  SHARES     |----------------------------------------------------
BENEFICIALLY | 8. SHARED VOTING POWER                 194,338
  OWNED BY   |----------------------------------------------------
   EACH      | 9. SOLE DISPOSITIVE POWER               -0-
 REPORTING   |----------------------------------------------------
  PERSON     |10. SHARED DISPOSITIVE POWER            194,338
   WITH      |
------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

194,338   shares   These shares are beneficially owned by DCL-RU
                   Corporation as to which Flagship Limited
                   is the 100% shareholder.
------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*
------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    3.157%
------------------------------------------------------------------
14. TYPE OF REPORTING PERSON*
    IN-CORPORATION





Neither the filing of this Amendment No. 4 to Schedule 13D nor any of its contents shall be deemed to constitute an admission by Ross Financial Corporation, a Cayman Islands corporation, by STS
Inc., a Cayman Islands corporation, or by Kenneth B. Dart, that it or he is the beneficial owner of any of the Common Stock referred to in this Amendment, other than shares of Neogen Corporation, issued and outstanding and owned of record by the Ross Financial Corporation as of the date of this Amendment, for purposes of Section 13(d) of the Securities and Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. Neither the filing of this Amendment No. 4 to Schedule 13D nor any of its contents shall be deemed to constitute an admission by DCL-RU Corporation, a Cayman Islands corporation, by Flagship Limited, a Cayman Islands corporation, or by Robert C. Dart, that it or he is the beneficial owner of any of the Common Stock referred to in this Amendment, other than shares of Neogen Corporation, issued and outstanding and owned of record by the DCL-RU Corporation as of the date of this Amendment, for purposes of Section 13(d) of the Securities and Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

JOINT STATEMENT

ITEM 1.  SECURITY AND ISSUER.

This statement relates to the shares of voting common stock (the "Common Stock"), of the Neogen Corporation, a Michigan corporation organized under the laws of the state of Michigan ("the Company"). The principal executive offices of the Company are located at 620 Lesher Place, Lansing, Michigan 48912.

ITEM 2.  IDENTITY AND BACKGROUND.

A.  Ross Financial Corporation

(1) Country of Organization:  Cayman Islands

(2) Principal Business:  Investment in securities.

(3) Address of Principal Business:
    P.O. Box 31363-SMB
    Grand Cayman, Cayman Islands, B.W.I.

(4) Address of Principal Office:
    P.O. Box 31363-SMB
    Grand Cayman, Cayman Islands, B.W.I.

(5) Name and address of all members of the Board of Directors:

    Kenneth B. Dart
    P.O. Box 31300-SMB
    Grand Cayman, Cayman Islands, B.W.I.
                           Page 8 of 17 Pages

(6) Name and address of all officers:

    Kenneth B. Dart                 President/Treasurer
    P.O. Box 31300-SMB
    Grand Cayman, Cayman Islands, B.W.I.

    Mark VanDevelde                 Secretary
    P.O. Box 31363-SMB
    Grand Cayman, Cayman Islands, B.W.I.

    Foreshore Corporate Services    Assistant Secretary
    P.O. Box 1994
    Grand Cayman, Cayman Islands, B.W.I.

(7) Neither this reporting person, nor, to the best of its knowledge, any of its directors and executive officers listed above has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

B.  STS Inc.

(1) Country of Organization:  Cayman Islands

(2) Principal Business:  Investment in securities.

(3) Address of Principal Business:
    P.O. Box 31363-SMB
    Grand Cayman, Cayman Islands, B.W.I.

(4) Address of Principal Office:
    P.O. Box 31363-SMB
    Grand Cayman, Cayman Islands, B.W.I.

(5) Name and address of all members of the Board of Directors:

    Kenneth B. Dart
    P.O. Box 31300-SMB
    Grand Cayman, Cayman Islands, B.W.I.

(6) Name and address of all officers:

    Kenneth B. Dart                 President/Treasurer
    P.O. Box 31300-SMB
    Grand Cayman, Cayman Islands, B.W.I.



                            Page 9 of 17 Pages
    Mark VanDevelde                 Secretary
    P.O. Box 31363-SMB
    Grand Cayman, Cayman Islands, B.W.I.

    Foreshore Corporate Services    Assistant Secretary
    P.O. Box 1994
    Grand Cayman, Cayman Islands, B.W.I.

(7) Neither this reporting person, nor, to the best of its knowledge, any of its directors and executive officers listed above has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

C.  Kenneth B. Dart

(1)  Citizenship:  Belize

(2)  Business Address: P.O. Box 31300-SMB
     Grand Cayman, Cayman Islands, B.W.I.

(3)  Principal Employment:  Employee of the following corporation:

    (a)  Dart Container Corporation
         P.O. Box 31372-SMB
         Grand Cayman, Cayman Islands, B.W.I.  *

* The principal business activity is the manufacture, sale and recycling of polystyrene cups and plastic cutlery and dinnerware.

(4) This reporting person has not during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

D.   Flagship Limited

(1) Country of Organization:  Cayman Islands

(2) Principal Business:  Investment in securities.

(3) Address of Principal Business:
    P.O. Box 31363-SMB
    Grand Cayman, Cayman Islands, B.W.I.
                           Page 10 of 17 Pages

(4) Address of Principal Office:
    P.O. Box 31363-SMB
    Grand Cayman, Cayman Islands, B.W.I.

(5) Name and address of all members of the Board of
    Directors:

    Robert C. Dart
    Garretts Lane, Cradley Heath, Warley,
    West Midlands, England, B64 5RE

(6) Name and address of all officers:

    Robert C. Dart                 President/Treasurer
    Garretts Lane, Cradley Heath, Warley,
    West Midlands, England, B64 5RE

    Stacey Magis                   Secretary
    P.O. Box 31362 SMB
    Grand Cayman, Cayman Islands, B.W.I.

(7) Neither this reporting person, nor, to the best of its knowledge, any of its directors and executive officers listed above has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

E.  DCL-RU Corporation

(1) Country of Organization:  Cayman Islands

(2) Principal Business:  Investment in securities.

(3) Address of Principal Business:
    P.O. Box 31363-SMB
    Grand Cayman, Cayman Islands, B.W.I.

(4) Address of Principal Office:
    P.O. Box 31363-SMB
    Grand Cayman, Cayman Islands, B.W.I.

(5) Name and address of all members of the Board of
    Directors:

    Kenneth B. Dart
    P.O. Box 31300-SMB
    Grand Cayman, Cayman Islands, B.W.I.

                           Page 11 of 17 Pages

(6) Name and address of all officers:

    Kenneth B. Dart                 President/Treasurer
    P.O. Box 31300-SMB
    Grand Cayman, Cayman Islands, B.W.I.

    Mark VanDevelde                 Secretary
    P.O. Box 31363-SMB
    Grand Cayman, Cayman Islands, B.W.I.

    Foreshore Corporate Services    Assistant Secretary
    P.O. Box 1994
    Grand Cayman, Cayman Islands, B.W.I.

(7) Neither this reporting person, nor, to the best of its knowledge, any of its directors and executive officers listed above has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

F.  Robert C. Dart

(1)  Citizenship:  Belize

(2)  Business Address:  Garretts Lane, Cradley Heath, Warley,
     West Midlands, England, B64 5RE

(3) Principal Employment: Vice President and Board Member of the following corporations:

   (a)  Dart Container Corporation
        P.O. Box 31372-SMB
        Grand Cayman, Cayman Islands, B.W.I.  *

   (b)  Dart Container Corporation of Pennsylvania
        500 Hogsback Road
        Mason, Michigan  48854  *

   (c)  Dart Container Corporation of Kentucky
        500 Hogsback Road
        Mason, Michigan  48854  *

   (d)  Dart Container Corporation of Illinois
        500 Hogsback Road
        Mason, Michigan  48854  *



                          Page 12 of 17 Pages
   (e)  Dart Container Corporation of Georgia
        500 Hogsback Road
        Mason, Michigan  48854  *

   (f)  Dart Container Corporation of California
        500 Hogsback Road
        Mason, Michigan  48854  *

   President and Board Member of the following corporations:

  (a)  Dart Container Corporation of Michigan
       500 Hogsback Road
       Mason, Michigan  48854  *

  (b)  Dart Cup, Ltd.
       500 Hogsback Road
       Mason, Michigan  48854  *

   General Partner of the following limited partnership:

  (a)  Dart Container Sales Company, Ltd.
       600 W. Hillsboro Blvd., Suite 600
       Deerfield Beach, Florida  33441  **

* The principal business activity is the manufacture, sale and recycling of polystyrene cups and plastic cutlery and dinnerware.

** The principal business activity is the sale of polystyrene cups and plastic cutlery and dinnerware.

(4) This reporting person has not during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

A.  Ross Financial Corporation:

Ross Financial Corporation purchased no shares of Common Stock for its own account but it received 194,337 shares of Common
Stock for its own account from Kenneth B. Dart.

B.  STS Inc.:

STS Inc. purchased no shares of Common stock for its own account but may be deemed to own the shares owned by Ross Financial Corporation.

                         Page 13 of 17 Pages
C.  Kenneth B. Dart:

Kenneth B. Dart sold no shares of Common Stock for his own account but he transferred 194,337 shares of Common Stock to Ross Financial Corporation for its own account.

D.  Flagship Limited:

Flagship Limited purchased no shares of Common stock for its own account but may be deemed to own the shares owned by DCL-RU
Corporation.

E.  DCL-RU Corporation

DCL-RU Corporation purchased no shares of Common Stock for its own account but it received 194,337 shares of Common
Stock for its own account from Robert C. Dart.

F.   Robert C. Dart:

Robert C. Dart sold no shares of Common Stock for his own account but he transferred 194,338 shares of Common Stock to DCL-RU Corporation.

ITEM 4.  PURPOSE OF TRANSACTION.

The purpose of the acquisition of Common Stock of each reporting person is long-term passive investment. Each reporting person intends to acquire additional Common Stock of the issuer, subject to the availability of such stock at prices deemed attractive by each of the respective reporting persons. However, each reporting person may determine to dispose of some or all of its respective holdings. Other than as set forth herein, each reporting person has no plans or proposals which relate to or would result in any of the actions specified in Item 4 of Form 13D promulgated by the Securities and Exchange Commission.

ITEM 5.  INTEREST IN SECURITIES OF ISSUER.

(a)-(b)

A.  The information contained in the cover pages to this Schedule
13D is incorporated herein by reference.

B. As of December 30, 1997, the Reporting Persons owned the following shares of Common Stock.

  (1) Ross Financial Corporation is the direct owner of 194,337 shares of Common Stock. The 194,337 shares represent approximately 3.157% of the 6,155,808 shares of Common Stock outstanding as of October 3, 1997 as reported by the company on Form 10-QSB for the quarter ending August 31, 1997 (the "Outstanding Shares").

                       Page 14 of 17 Pages

  (2) By virtue of its ownership of 100% of the outstanding voting shares of Ross Financial Corporation, STS Inc., for purposes of this Schedule 13D, as amended, may be deemed to be a beneficial owner of all of the shares owned by Ross Financial Corporation.

  (3) By virtue of his ownership of 100% of the outstanding shares of STS Inc., Kenneth B. Dart, for purposes of this Schedule 13D, as amended, may be deemed to be a beneficial owner of all of the shares beneficially owned by Ross Financial Corporation.

  (4) By virtue of its ownership of 100% of the outstanding voting shares of DCL-RU Corporation, Flagship Limited, for purposes of this Schedule 13D, as amended, may be deemed to be a beneficial owner of all of the shares owned by DCL-RU Corporation.

  (5) DCL-RU Corporation is the direct owner of 194,338 shares of Common Stock. The 194,338 shares represent approximately 3.157% of the Outstanding Shares.

  (6) By virtue of his ownership of 100% of the outstanding shares of Flagship Limited, Robert C. Dart, for purposes of this Schedule 13D, as amended, may be deemed to be a beneficial owner of all of the shares beneficially owned by DCL-RU Corporation.

  (7) After netting out the shares owned by more than one person, the Reporting Persons herein have beneficial ownership of an aggregate of 388,675 shares of Common Stock representing approximately 6.314% of the issuer.

(c) See Exhibit A attached hereto, and which is incorporated herein by reference. The transactions on Exhibit A were by private transfer.

(d) No other person is known to have the right or power to direct the receipt of dividends or the proceeds from the sale of shares of Common Stock.

(e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

There are interrelated boards and officers of the entities in Item 2 as indicated therein. The Agreement among the Reporting Persons with respect to the filing of this amendment to Schedule 13D is incorporated by reference.







                           Page 15 of 17 Pages

ITEM 7.  MATERIAL TO BE FILED WITH EXHIBITS.

The following Exhibits are filed herewith.

A. Schedule of Transactions of the voting Common Stock of the Issuer.

B. Agreement among the reporting persons with respect to the filing of the Schedule 13D and any amendments thereto.

After reasonable inquiry and to the best of our knowledge and belief, we each certify that the information set forth in this statement is true, complete and correct. This statement may be executed in two (2) or more counterparts, each of which shall be deemed an original and all of which shall constitute one (1) instrument.

ROSS FINANCIAL CORPORATION
By:  Kenneth B. Dart
Its: President
Dated December 30, 1997

STS INC.
By:  Kenneth B. Dart
Its: President
Dated December 30, 1997

Kenneth B. Dart
Dated:  December 30, 1997

FLAGSHIP Limited
By:  Robert C. Dart
Its: President
Dated December 30, 1997

DCL-RU CORPORATION
By:  Kenneth B. Dart
Its: President
Dated December 30, 1997

Robert C. Dart
Dated:  December 30, 1997

                           Page 16 of 17 Pages
EXHIBIT A

A.  Transfer from Kenneth B. Dart to Ross Financial Corporation:

12/30/97  194,337 Shares

B.  Transfer from Robert C. Dart to DCL-RU Corporation:

12/30/97  194,338 Shares
                           Page 17 of 17 Pages

AGREEMENT

This will confirm the agreement by and among all of the undersigned that the Reports on Schedule 13D filed on or about April 8, 1993, and any amendments thereto with respect to the beneficial ownership of the undersigned of the shares of voting common stock of Neogen Corporation, a corporation organized under the laws of the state of Michigan, is being filed on behalf of each of the parties named below. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

ROSS FINANCIAL CORPORATION
By:  Kenneth B. Dart
Its: President
Dated December 30, 1997

STS INC.
By:  Kenneth B. Dart
Its: President
Dated December 30, 1997

Kenneth B. Dart
Dated:  December 30, 1997

FLAGSHIP LIMITED
By:  Robert C. Dart
Its: President
Dated December 30, 1997

DCL-RU CORPORATION
By:  Kenneth B. Dart
Its: President
Dated December 30, 1997

Robert C. Dart
Dated:  December 30, 1997